04015168

OMB APPROVAL	
OMB Number:	323 -0123
Expires:	October 31 2004
Estimated average burden hours per response.....	12.00

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53648

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CROSSLAND CAPITAL PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11766 WILSHIRE BLVD., #220
(No. and Street)

LOS ANGELES (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT STEPHENSON
(Name – *if individual, state last, first, middle name*)

515 N. SEPULVEDA BLVD., SUITE A (Address), MANHATTAN BEACH (City) CA (State) 90266 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFF N. CROSSLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CROSSLAND CAPITAL PARTNERS LLC as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JARIE BROCKMAN
Commission # 1253699
Notary Public — California
Los Angeles County
My Comm. Expires Mar 14, 2004

Jarie Brockman
Notary Public

[signature]
Signature

PRINCIPAL
Title

JARIE BROCKMAN
Commission # 1253699
Notary Public — California
Los Angeles County
My Comm. Expires Mar 14, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL RECEIVED PROCESSING FEB 27 2004 WASH. D.C. SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2005
Estimated average burden hours per response	12.00

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: CROSSLAND CAPITAL PARTNERS, LLC [13]

SEC FILE NO.: 8-53648 [14]

FIRM I.D. NO.: 118017 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

11766 WILSHIRE BLVD., SUITE 220 [20]
(No. and Street)

LOS ANGELES [21]   CA [22]   90025 [23]
(City)   (State)   (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/03 [24]

AND ENDING (MM/DD/YY): 12/31/03 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFF N. CROSSLAND [30]

(Area Code) — Telephone No.

(310) 477-5100 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 5 day of FEBRUARY 2004

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

ROBERT STEPHENSON AN ACCOUNTANCY CORPORATION [70]

ADDRESS

515 N SEPULVEDA BLVD STE A [71]	MANHATTAN BCH [72]	CA [73]	90266 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2003

CROSSLAND CAPITAL PARTNERS, LLC

11766 WILSHIRE BLVD., SUITE 220

LOS ANGELES, CALIFORNIA 90025

CONTENTS

ROBERT STEPHENSON
An Accountancy Corporation
515 N. Sepulveda Blvd., Suite A
Manhattan Beach, California 90266
(310) 318-1592

INDEPENDENT AUDITOR'S REPORT

Members
Crossland Capital Partners, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of Crossland Capital Partners, LLC (a California limited liability company) as of December 31, 2003 and the related statements of revenue and expenses, changes in cash flows, and changes in members' capital for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Crossland Capital Partners, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. The above-mentioned supplemental schedule, when considered in relation to the financial statements, presents fairly, in all material respects the information included therein in conformity with the rules under the Securities Exchange Act of 1934.

Manhattan Beach, California
February 5, 2004

Crossland Capital Partners, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

CURRENT ASSETS		
Cash		$ 99,269
Receivables		
Fees	$ 90,000	
Note and accrued interest	215,734	305,734
Prepaid rent		2,805
Total current assets		407,808
PROPERTY AND EQUIPMENT - AT COST		
Furniture and equipment	$ 18,949	
Less accumulated depreciation	2,841	16,108
OTHER ASSET		
Deposit		8,415
		$432,331

LIABILITIES

CURRENT LIABILITIES	
Accounts payable	$ 6,685
State income taxes	900
Total current liabilities	7,585
DEFERRED REVENUE	215,734
COMMITMENT	-
MEMBERS' CAPITAL	209,012
	$432,331

The accompanying notes are an integral part of this statement.

Crossland Capital Partners, LLC

STATEMENT OF REVENUE AND EXPENSES

For the year ended December 31, 2003

REVENUE		
Fees		$417,070
OPERATING EXPENSES		
Consulting fees	$ 50,000	
Other member compensation and benefits	23,416	
Regulatory fees and expenses	(165)	
Other expenses	40,663	
Depreciation	1,894	115,808
Income from operations		301,262
INCOME TAXES - STATE		3,122
NET INCOME		$298,140

The accompanying notes are an integral part of this statement.

Crossland Capital Partners, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2003

Cash flows from operating activities	
Cash received from customers	$ 417,040
Cash paid to suppliers and employees	(108,487)
Income taxes paid	(3,722)
Net cash provided by operating activities	$ 304,831
Cash flows from investing activities	
Deposit	(6,453)
Net cash (used in) investing activities	(6,453)
Cash flows from financing activities	
Contributions from members	46,805
Distributions to members	(287,000)
Net cash (used in) financing activities	(240,195)
Net increase in cash	58,183
Cash at January 1, 2003	41,087
Cash at December 31, 2003	$ 99,269
	=========
Reconciliation of net income to net cash (used in) operating activities	
Net income	$ 298,140
Adjustments to reconcile net income to net cash (used in) operating activities	
Depreciation	1,894
(Increase) decrease in:	
Receivables	4,095
Prepaid expenses	(2,805)
Increase (decrease) in:	
Accounts payable	(1,798)
Income taxes	(600)
Other liabilities	5,905
Net cash provided by operating activities	$ 304,831
	=========

The accompanying notes are an integral part of this statement.

Crossland Capital Partners, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

For the year ended December 31, 2003

Balance at January 1, 2003	$ 151,067
Contributions from members	46,805
Distributions to members	(287,000)
Net income for the year	298,140
Balance at December 31, 2003	$ 209,012

The accompanying notes are an integral part of this statement.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the company's accounting policies consistently applied in the preparation of its financial statements is as follows:

1. Crossland Capital Partners, LLC was formed October 23, 2001 under the laws of the State of California. The Company is a broker dealer registered with the National Association of Securities Dealers.

2. As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had complied with both requirements.

3. Management considers all accounts and notes receivable to be collectible at December 31, 2003. Therefore no allowance for doubtful accounts is required.

4. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally using the straight line modified accelerated cost recovery method (MACRS).

5. Income taxes on the results of operations are payable personally by the members. Therefore income taxes are not accrued in the accompanying financial statements.

6. For purposes of the statement of cash flows, the company considers all unrestricted investment instruments purchased with original maturities of three months or less to be cash equivalents. At December 31, 2003 there were no cash equivalents.

NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

7. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

NOTE B - NOTE RECEIVABLE AND DEFERRED REVENUE

In 2001 the company entered into an agreement for advisory and placement fees. A portion of those fees were received in 2001 and the balance in the amount of $200,000 is deferred until the sale or refinancing of certain real property. The amount in the financial statements of $215,734 includes $15,734 of accrued interest provided for in the agreement. The entire amount will not be recognized as revenue until collected because it is contingent on future events not in control of the company.

NOTE C - COMMITMENT

The company conducts its operations in leased facilities under an operating lease which expires January 31, 2005. The agreement provides for fixed monthly rental payments with future annual minimums as follows:

Fiscal year	Amount
2004	$33,660

Crossland Capital Partners, LLC

COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c 3-1

December 31, 2003

NET CREDITS	
Members' capital	$209,012
DEBITS	
Nonallowable assets	114,523
NET CAPITAL	$ 94,489
6-2/3% of aggregate indebtedness amount or $5,000, whichever is greater	5,000
EXCESS NET CAPITAL	$ 89,489

SCHEDULE 1 - RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED NET CAPITAL AT DECEMBER 31, 2003

Net capital per unaudited Focus Report II A	$209,912
Adjustments	
Income taxes	900
Net capital per audit report	$209,012

Crossland Capital Partners, LLC

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c 3-3

December 31, 2003

The Respondent claims an exemption from Rule 15c 3-3 under Section (k)(2)(B).

Crossland Capital Partners, LLC

INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c 3-3

December 31, 2003

Schedule is not applicable.

PART II

Crossland Capital Partners, LLC

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

December 31, 2003

ROBERT STEPHENSON
An Accountancy Corporation
515 N. Sepulveda Blvd., Suite A
Manhattan Beach, California 90266
(310) 318-1592

Members
Crossland Capital Partners, LLC

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

I have examined management's assertion, included in its representation letter dated February 5, 2004, that Crossland Capital Partners, LLC maintained an effective internal control structure over financial reporting as of December 31, 2003.

My examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control structure over financial reporting, testing and evaluating the design and operating effectiveness of the internal control structure, and such other procedures as I considered necessary in the circumstances. I believe that my examination provides a reasonable basis for my opinion.

Because of inherent limitations in any internal control structure, errors or irregularities may occur and not be detected. Also, projections of any evaluation of the internal control structure over financial reporting to future periods are subject to the risk that the internal control structure may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In my opinion, management's assertion that Crossland Capital Partners, LLC maintained an effective internal control structure over financial reporting as of December 31, 2003, is fairly stated, in all material respects, based on criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

This report is intended solely for the information and use of the Members, management of Crossland Capital Partners, LLC, and the Securities and Exchange Commission and should not be used for any other purpose.

Manhattan Beach, California
February 5, 2004